UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                    PURSUANT TO RULE 13d-2(b)


                       (Amendment No. 3)*


                      Seaboard Corporation
                        (Name of Issuer)


                          Common Stock
                 (Title of Class of Securities)


                           811543107
                         (CUSIP Number)


                        October 18, 2002
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)

  Rule 13d-1(c)

X Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 811543107         13G          Page     1   of   8   Pages



1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Seaboard Flour LLC (See Item 2(a) below)

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                              (b)

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

                          State of Delaware

NUMBER OF    5  SOLE VOTING POWER          888,096.60
SHARES
BENEFICIALLY 6  SHARED VOTING POWER        None
OWNED BY
EACH         7  SOLE DISPOSITIVE POWER     888,096.60
REPORTING
PERSON WITH  8  SHARED DISPOSITIVE POWER   None

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
                             888,096.60


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               70.76%


12 TYPE OF REPORTING PERSON*

                                 OO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 811543107         13G          Page     2   of    8  Pages



1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          H. Harry Bresky

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                       (b)

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States

NUMBER OF    5  SOLE VOTING POWER          893,707.90
SHARES
BENEFICIALLY 6  SHARED VOTING POWER        None
OWNED BY
EACH         7  SOLE DISPOSITIVE POWER     893,707.90
REPORTING
PERSON WITH  8  SHARED DISPOSITIVE POWER   None

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

     893,707.90 (includes 888,096.60 shares owned by Seaboard
          Flour LLC; and 5,611 shares owned individually)


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*                                       X
   Excludes 5,285 shares owned by wife as to which beneficial ownership is disclaimed.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               71.2%


12 TYPE OF REPORTING PERSON*

                                IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 811543107         13G          Page     3   of    8  Pages

Item 1(a).  Name of Issuer:

    Seaboard Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

     9000 W. 67th Street
     Shawnee Mission, KS 66202

Item 2(a).  Name of Person Filing:

    (i)  Seaboard Flour LLC*

         *Seaboard Flour LLC is the successor to Seaboard Flour
          Corporation, a Delaware corporation, pursuant to a merger consummated on October 18, 2002. The former stockholders of Seaboard Flour Corporation own all of the equity and membership interests of Seaboard Flour LLC. The merger had the effect of converting Seaboard Flour Corporation into a limited liability company, but did not alter the proportionate interests of security holders.

    (ii) H. Harry Bresky

Item 2(b).  Address of Principal Business Office or, if None, Residence:

    (i)  Seaboard Flour LLC
         822 Boylston Street, Suite 301
         Chestnut Hill, MA 02467

    (ii) H. Harry Bresky
         c/o Seaboard Flour LLC
         822 Boylston Street, Suite 301
         Chestnut Hill, MA 02467

Item 2(c).  Citizenship:

    (i)  Seaboard Flour LLC - Delaware limited liability company

    (ii) H. Harry Bresky - United States Citizen

Item 2(d).  Title of Class of Securities:

    Common Stock

Item 2(e).  CUSIP Number:

    811543107




CUSIP No. 811543107         13G          Page     4   of    8  Pages

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  Broker or dealer registered under Section 15 of the Act.
     (b)  Bank as defined in Section 3(a)(6) of the Act.
     (c)  Insurance company as defined in Section 3(a)(19) of the Act.
     (d) Investment company registered under Section 8 of the Investment Company Act of 1940.
     (e)  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
     (g) A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).
     (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
     (j)  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)   Amount beneficially owned:

       (i)   Seaboard Flour LLC - 888,096.90 shares

       (ii)  H. Harry Bresky - 893,707.90 shares*

            * The amount reported as beneficially owned by H. Harry Bresky includes 888,096.60 shares owned by Seaboard Flour LLC and 5,611 shares owned individually. H. Harry Bresky is the sole manager of Seaboard Flour LLC and, pursuant to the Limited Liability Company Agreement of Seaboard Flour LLC, makes all voting and investment decisions with respect to the shares of Seaboard Corporation owned by Seaboard Flour LLC. H. Harry Bresky, his brother Otto Bresky, Jr., and other members of the Bresky family, including estates and trusts created for their benefit, have beneficial ownership of approximately 99.5% of the outstanding common units of Seaboard Flour LLC.

    (b)  Percent of class:

       (i) Seaboard Flour LLC - 70.76%

       (ii) H. Harry Bresky - 71.2%





CUSIP No. 811543107         13G          Page     5   of    8  Pages

      (c)  Number of shares as to which such person has:


                     (i)           (ii)               (iii)           (iv)
                                                 Deemed to have  Deemed to have
               Deemed to have   Deemed to have   Sole Power to  Shared Power to
               Sole Power to    Shared Power to  Dispose or to   Dispose or to
                Vote or to        Vote or to      Direct the      Direct the
               Direct the Vote  Direct the Vote   Disposition      Disposition

(A) Seaboard      888,096.9          -0-           888,096.90          -0-
      Flour LLC
(B) H. Harry      893,707.9          -0-           893,707.90          -0-
      Bresky


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Instruction:  Dissolution of a group requires a response to  this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1990 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

      N/A

Item 7.  Identification   and   Classification   of   the
         Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13-d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit starting the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     N/A


CUSIP No. 811543107         13G          Page     6   of    8  Pages


Item  8.   Identification and Classification  of  Member  of  the Group.

If a group has filed this schedule, pursuant to 240.13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit starting the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

     N/A

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     N/A

Item 10.  Certifications.

     N/A


CUSIP No. 811543107         13G          Page     7  of    8  Pages

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   December 20, 2002
                                          Date

                                   SEABOARD FLOUR LLC


                                   By: /s/ H. H. Bresky
                                         Signature

                                   H. Harry Bresky, Manager
                                         Name/Title



                                   December 20, 2002
                                          Date

                                   /s/ H. H. Bresky
                                         Signature

                                   H. Harry Bresky, Individually
                                         Name/Title


CUSIP No. 811543107         13G          Page    8    of    8  Pages

                     JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13G and that such statement is made on behalf of each of them.

Dated:  December 20, 2002


                                   SEABOARD FLOUR LLC


                                   By: /s/ H. H. Bresky
                                     H. Harry Bresky
                                     Manager



                                   /s/ H. H. Bresky
                                   H. Harry Bresky, Individually